UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,765,599 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 40,765,599 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% (see Item 5)(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   All share percentage calculations in this Schedule 13D are based on 89,481,733 Common Shares, $0.000017727 par value per share, of Myovant Sciences Ltd. (the “Issuer”), calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”) relates to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). As disclosed in its Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2017, Roivant was the majority shareholder of the Issuer’s Common Shares prior to its initial public offering, completed on October 26, 2016, and as such was eligible to file a report on Schedule 13G after the initial public offering pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Roivant is filing this Schedule 13D because, following its acquisition of 2,424,242 Common Shares on June 4, 2019, as reported in Item 3 of this Schedule 13D (which represented an increase in Roivant’s holdings of the Common Shares of more than 2% of the total number of Common Shares outstanding), Roivant is no longer eligible to file a report on Schedule 13G.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2.	Identity and Background

(a)         Reporting Person (Roivant)

This Schedule 13D is filed by Roivant, an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant aims to improve health by rapidly delivering innovative medicines and technologies to patients. Roivant does this by building Vants: nimble, entrepreneurial biotech and healthcare technology companies with a unique approach to sourcing talent, aligning incentives, and deploying technology to drive greater efficiency in research and development and commercialization.

Covered Persons

Roivant Covered Persons

Roivant has a board of directors (collectively, the “Roivant Covered Persons”). The principal business address of each of the Roivant Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Roivant Covered Persons is set forth below, along with the principal business address of the employer of each of the Roivant Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Sakshi Chhabra	69 Grosvenor Street London X0 W1K3JP, United Kingdom	Director, SoftBank Investment Advisers	India
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Charles E. and Susan T. Harris Professor, MIT Sloan School of Management; Director of the MIT Laboratory for Financial Engineering; Principal Investigator at the MIT Computer Science and Artificial Intelligence Laboratory

United States
Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St.	Chairman, Armaron Bio Pty. Ltd.; Director, Chimerix, Inc.; Director,	United States

James’s Square, London SW1Y 4LB, United Kingdom

SCYNEXIS, Inc.; Director, Adverum Biotechnologies, Inc.; Director, Therachon AG; Director, Auransa, Inc.; Director, Turnstone Biologics; Director, Turning Point Therapeutics, Inc.; Director, Principia Biopharma Inc.

Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Managing Director and Head of Life Sciences, QVT Financial LP	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Vice President, Business Development, Dexcel Pharma Technologies Ltd.	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Executive Officer, Roivant Sciences, Inc.	United States

Control Persons of Roivant

The following persons, which include shareholders of Roivant and their control persons, may be deemed to control Roivant within the meaning of Instruction C to Schedule 13D, due to the power of the shareholders under Roivant’s internal governance documents to direct or cause the direction of the management and policies of Roivant:

(i) SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”), and SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey (“SVF GP”, and collectively with SVF Investments, SVF Holdings and SoftBank Vision Fund, “SoftBank”);

(ii) QVT Financial Investment Cayman Ltd., a Cayman Islands limited company (“QVT Financial Investment”), QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company (“QVT Financial GP”), and QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates”, and collectively with QVT Financial Investment, QVT Financial and QVT Financial GP, “QVT”);

(iii) Dexxon Holdings Ltd., incorporated under the laws of Israel (“Dexxon Holdings”), Dexcel Pharma Technologies Ltd., incorporated under the laws of Israel (“Dexcel Pharma”), and Dan Oren, a citizen of Israel (collectively with Dexxon Holdings and Dexcel Pharma, “Dexxon”); and

(iv) Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities LP, a Delaware limited partnership (“VGE”), Viking Global Equities II LP, a Delaware limited partnership (“VGEII”), VGE III Portfolio Ltd., a Cayman Islands exempted company (“VGEIII”), Viking Global Equities Master Ltd., a Cayman Islands exempted company (“VGEM”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company (“VLFM”), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), and Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and together with VGI, VGP, VGE, VGEII, VGEIII, VGEM, VLFGP, VLFM, Opportunities GP and Opportunities Portfolio GP, “Viking”).

See Appendix A to this Schedule 13D for certain information regarding each of SoftBank, QVT, Dexxon and Viking and their directors and executive officers, as applicable. As set forth on Appendix A, the “Covered Persons” include the Roivant Covered Persons, the SoftBank Covered Persons, the QVT Covered Persons, the Dexxon Covered Persons and the Viking Covered Persons (each as defined in Appendix A).

(b)         The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above, including Appendix A.

(c)          The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above, including Appendix A.

(d)         During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above, including Appendix A.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering on October 26, 2016, Roivant was the Issuer’s majority shareholder, directly owning 37,231,342 Common Shares. On June 4, 2019, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased an additional 2,424,242 Common Shares from the underwriters of the Offering at the public offering price of $8.25 per share. Roivant purchased the Common Shares using cash on hand.

Item 4.	Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and 6 below is incorporated herein by reference.

Roivant purchased the 2,424,242 Common Shares in the Offering to maintain a meaningful ownership stake in the Issuer as the largest shareholder. Due to the issuance of additional Common Shares in the Offering, Roivant’s percentage of beneficial ownership in the Issuer decreased from more than 50.0% to 45.6%. While Roivant no longer owns a majority of the issued and outstanding Common Shares, it will retain certain board nomination rights under the Issuer’s Fourth Amended and Restated Bye-Laws (the “Amended Bye-laws”). The Amended Bye-laws were previously approved by the Issuer’s board of directors and by a majority of its shareholders and are expected to take effect on or about June 26, 2019. The Amended Bye-laws provide that at any time that Roivant holds less than 50.0% but more than or equal to 35.0% of the aggregate voting rights attached to the Issuer’s total outstanding Common Shares (the “Trigger Period”), Roivant will be entitled to designate and appoint or reappoint the minimum number of directors necessary such that directors so designated and appointed by

Roivant compose a majority of the directors on the Issuer’s board of directors. The Amended Bye-laws also will provide for a board of directors of no fewer than five directors and no more than nine directors, provided that, to the extent necessary, during the Trigger Period the number of directors on the Issuer’s board of directors will automatically be increased to allow for the designation and appointment of such additional directors by Roivant pursuant to the appointment right described above. The Amended Bye-laws also establish procedures for removal of the directors nominated by Roivant during the Trigger Period.

Roivant may also have significant or controlling influence over various matters with respect to its investment in the Issuer, both as the largest shareholder and, to the extent that Roivant exercises its director appointment rights under the Amended Bye-laws, as the entity with the power to designate the majority of the Issuer’s board of directors. Under the Issuer’s organizational documents, Roivant may have such influence with respect to matters including, but not limited to, the following: (i) modifying the rights of the holders of the Common Shares; (ii) calling a special general meeting of holders of Common Shares or taking action by written consent pursuant to the required vote; (iii) removing or (re-)electing or appointing directors, as applicable; (iv) approving or vetoing a merger or amalgamation following any required action by the Issuer’s board of directors; (v) amending the Issuer’s memorandum of association or taking actions to annul such amendments; and (vi) amending the Bye-laws following any required action by the Issuer’s board of directors. Roivant may, from time to time, exercise its director appointment rights under the Amended Bye-laws. Additionally, Vivek Ramaswamy is currently a member of the Issuer’s board of directors and is involved in the Issuer, and certain other Covered Persons may in the future be involved as directors or executive officers of the Issuer, in reviewing and evaluating possible transactions involving the Issuer and identifying candidates to serve on the Issuer’s board of directors. Through its large shareholder status, ability to exercise director appointment rights during the Trigger Period and current or future affiliations with Covered Persons with managerial positions at the Issuer, Roivant may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

Additionally, Roivant and the Issuer are party to several commercial agreements, including an option agreement and an information sharing and cooperation agreement. Additionally, certain of Roivant’s subsidiaries are parties to services agreements with certain of the Issuer’s subsidiaries. Currently, Roivant has no plans in respect of these commercial agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D, and such agreements do not otherwise relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D. Roivant may from time to time, however, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D in connection with these commercial arrangements. Other than as required by Items 4 or 6 of Schedule 13D, Roivant does not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, including under these commercial arrangements, separate and apart from relevant public disclosures by the Issuer.

Roivant intends to review its investment in the Issuer on a continuing basis and may, from time to time, take such actions regarding that investment as it deems appropriate. These actions may include, subject to restrictions in Roivant’s Lock-up Agreement (as defined in Item 6): (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, Roivant may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions. As a director of the Issuer, Mr. Ramaswamy may also consider taking such actions listed in items (i) through (iv) above.

Other than as described in this Item 4, Roivant does not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Roivant may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer
(a) Reporting Person (Roivant) Roivant directly beneficially owns 40,765,599, or 45.6%, of the Common Shares, and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary therein.

Covered Persons

Roivant Independent Directors and Shareholders

As disclosed on reports on Schedule 13D or Schedule 13G previously filed by them, certain of the Covered Persons may be deemed beneficial owners of the Common Shares directly owned by Roivant pursuant to arrangements in Roivant’s internal governance documents. These Covered Persons are not reporting persons on this Schedule 13D.

Following the appointment to Roivant’s board of directors of one or more directors meeting certain independence criteria (each, an “Independent Director” and, collectively, the “Independent Directors”), dispositions of the Common Shares require the approval of a majority of Roivant’s Board, including (i) at least two Independent Directors or, (ii) if there is only one independent director, that sole Independent Director. Andrew Lo and Patrick Machado are currently Independent Directors of Roivant. Additionally, SoftBank, QVT, Dexxon and Viking, voting unanimously, have the right to override certain decisions of the Roivant board of directors, including with respect to dispositions of Common Shares. Based on these arrangements, the Covered Persons set forth below may be deemed to share “dispositive power” and, therefore, beneficial ownership over the Common Shares directly owned by Roivant. Such persons do not have voting power over the Common Shares directly owned by Roivant.

(i) Andrew Lo;

(ii)  Patrick Machado;

(iii)  SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP;

(iv) QVT Financial Investment, QVT Financial, QVT Financial GP and QVT Associates;

(v)  Dexxon Holdings, Dexcel Pharma and Dan Oren; and

(vi) VGI, VGP, VGE, VGE II, VGE III, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

All share percentage calculations in this Schedule 13D are based on 89,481,733 Common Shares, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

(b) See rows 7-10 of the cover page to this Schedule 13D for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Such information for the Covered Persons, who are not reporting persons on this Schedule 13D, is set forth in Item 5(a).

(c) Except as disclosed in this Schedule 13D, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Vivek Ramaswamy is a member of the Issuer’s board of directors. As a current non-employee director of the Issuer, Vivek Ramaswamy has declined to receive any cash or equity compensation for his service as director under the non-employee director program.

Lock-up Agreement

Roivant and Vivek Ramaswamy have each entered into lock-up agreements with the underwriters of the Offering, dated May 29, 2019 (the “Lock-up Agreements”), pursuant to which Roivant and Mr. Ramaswamy have agreed that, for a period of 90 days beginning on May 30, 2019, they will not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, submit or file with the SEC a registration statement under the Securities Act of 1933, as amended, relating to, any Issuer securities that are substantially similar to Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any such transaction described in clause (i) or (ii) above.

The foregoing descriptions of the Amended Bye-laws and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Amended Bye-laws and the Lock-up Agreement, copies of which are filed Exhibits 7.01, 7.02, respectively, to this Schedule 13D and which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
7.01

Fourth Amended and Restated Bye-Laws of Myovant Sciences Ltd. (incorporated by reference to Appendix A of the Issuer’s Definitive Information Statement on Schedule 14C, filed with the SEC on June 4, 2019).

7.02

Form of Lock-up Agreement (included as Annex I to the Form of Underwriting Agreement between Myovant Sciences Ltd., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Cowen and Company, LLC and Evercore Group L.L.C., as representatives of the several underwriters listed therein, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 31, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory

APPENDIX A

As used in this Schedule 13D, the term “Covered Persons” refers to each of the Roivant Covered Persons, the SoftBank Covered Persons, the QVT Covered Persons, the Dexxon Covered Persons and the Viking Covered Persons.

SoftBank Covered Persons

SVF Investments is a wholly owned subsidiary of SVF Holdings. SoftBank Vision Fund is the managing member of SVF Holdings. SVF GP is the general partner of Softbank Vision Fund. As such, each of SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal executive offices of SVF Investments and SVF Holdings is 69 Grosvenor Street, London, United Kingdom W1K 3JP. The principal executive office of SVF GP and Softbank Vision Fund is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

The principal business of SVF GP is the management and control of the business of the SoftBank Vision Fund. The principal business of the SoftBank Vision Fund is to engage in making investments in securities of public and private companies. The principal business of SVF Investments and SVF Holdings is to directly hold securities of public and private companies, as determined by SVF GP, via SoftBank Vision Fund.

Each of Adam Nicholas Gulley, Rajeev Misra, Simon King and Robert David Milner is a managing director of SVF GP. Their principal business addresses, present principal occupations and countries of citizenship are set forth below. SVF Investments, SVF Holdings, SoftBank Vision Fund, SVF GP and such managing directors of SVF GP are referred to herein as the “SoftBank Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Adam Nicholas Gulley	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Rajeev Misra	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Simon King	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director	United Kingdom
Robert David Milner	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director and Attorney	United Kingdom

QVT Covered Persons

QVT Financial GP is the general partner of QVT Financial. QVT Financial has the power to direct the vote and disposition of securities held by QVT Financial Investment and certain other funds managed by QVT Financial. QVT Associates is the general partner of certain other funds managed by QVT Financial. As such, each of QVT Financial Investment, QVT Financial, QVT Financial GP and QVT Associates may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The registered office of QVT Financial Investment is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal executive offices of QVT Financial, QVT Financial GP and QVT Associates are located at 444 Madison Avenue, 21st Floor, New York, New York 10022.

The principal business of QVT Financial Investment, QVT Financial, QVT Financial GP and QVT Associates is investment management.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP and QVT Associates. Their principal business addresses (which are also the addresses of their principal employers), present principal occupations and countries of citizenship are set forth below. QVT Financial Investment, QVT Financial, QVT Financial GP

and QVT Associates and such managing members of QVT Financial GP and QVT Associates GP are referred to herein as the “QVT Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States

Dexxon Covered Persons

Dan Oren is the sole shareholder of Dexxon Holdings and the President and Chief Executive Officer of Dexcel Pharma. As such, each of Dexxon Holdings, Dexcel Pharma and Dan Oren may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal business address of Dexxon Holdings, Dexcel Pharma and Dan Oren is 1 Dexcel Street, Or Akiva, 3060000, Israel.

Dexxon Holdings is principally engaged in the business of investing in pharmaceutical companies. Dexcel Pharma is a manufacturer and distributor of pharmaceutical products. The principal occupation of Dan Oren is acting as sole director of Dexxon Holdings and President and Chief Executive Officer of Dexcel Pharma.

Dexxon Holdings has no executive officers and its sole director is Dan Oren. The directors of Dexcel Pharma are Uri Oren and Ilan Oren, along with Dan Oren, who is also Dexcel Pharma’s President and Chief Executive Officer. The present principal occupation, principal business address and country of citizenship of each of Dan Oren and Ilan Oren is set forth in Item 2(a) of this Schedule 13D. The present principal occupation of Uri Oren is serving as a director of Dexcel Pharma. The present principal business address of Uri Oren is 1 Dexcel Street, Or Akiva, 30600000, Israel. Uri Oren is a citizen of Israel. Dexxon Holdings, Dexcel Pharma, Dan Oren, Uri Oren and Ilan Oren are referred to herein as the “Dexxon Covered Persons.”

Viking Covered Persons

VGP is the general partner of VGE and VGE II and the investment manager of VGEIII and VGEM. VLFGP is the investment manager of VLFM. Opportunities Portfolio GP is the general partner of Opportunities Fund. Opportunities GP is the sole member of Opportunities Portfolio GP.

VGE and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGEIII, invest substantially all of their assets through VGEM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands exempted limited partnership), invest substantially all of their assets through VLFM.

VGI, which is an affiliate of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP, provides managerial services to VGE, VGE II, VGE III, VGEM, VLFM and Opportunities Fund. Viking Global Partners LLC is the general partner of VGI.

Each of O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, Rose S. Shabet, a citizen of the United States, is a member of the Executive Committee of Viking Global, VGP, VLFGP and Opportunities GP.

As a result, each of VGI, VGP, VGE, VGE II, VGE III, VGEM, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

VGI, VGP, VGE, VGE II, VGE III, VGEM, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet are referred to herein as the “Viking Covered Persons.” The principal business address of each of the Viking Covered Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830, which is also the principal business address of the employers of O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of VGE, VGE II, VGE III, VGEM, Opportunities Fund and VLFM is to engage in making investments in securities of public and private companies. The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.